FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2024.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 1, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary for the Six Months Ended September 30, 2024 (U.S. GAAP)

Date:	November 1, 2024
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the six months ended September 30
	2023		2024
		% Change from September 30, 2022		% Change from September 30, 2023
Total revenue	1,906,053	102.0%	2,459,451	29.0%
Net revenue	716,673	16.2%	937,769	30.9%
Income before income taxes	103,045	138.4%	235,941	129.0%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	58,563	217.1%	167,325	185.7%
Comprehensive income	186,810	(34.2%)	81,168	(56.6%)
Basic-Net income attributable to NHI shareholders per share (Yen)	19.34		56.63
Diluted-Net income attributable to NHI shareholders per share (Yen)	18.62		54.58
Return on shareholders’ equity - annualized	3.6%		10.1%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At September 30
	2024	2024
Total assets	55,147,203	57,458,630
Total equity	3,448,513	3,396,386
Total NHI shareholders’ equity	3,350,189	3,300,761
Total NHI shareholders’ equity as a percentage of total assets	6.1%	5.7%
Total NHI shareholders’ equity per share (Yen)	1,127.72	1,117.00

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2024	2025	2025 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	23.00	—
At December 31	—	—	—
At March 31	15.00	—	Unconfirmed
For the year	23.00	—	Unconfirmed

Note: The dividends for the fourth quarter of the year ending March 31, 2025, are not presented for the reasons stated in “ 3. Earnings forecasts for the year ending March 31, 2025.”

3. Earnings Forecasts for the year ending March 31, 2025

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards: Yes

  b)  Changes in accounting policies due to other than a): Yes

Note) Please refer to P.12 “2. Semi-annual Consolidated Financial Statements (6) Changes in Accounting Policies” for further details.

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2024	2024
Number of shares outstanding (including treasury stock)	3,163,562,601	3,163,562,601
Number of treasury stock	192,807,441	208,538,063

	For the six months ended September 30
	2023	2024
Average number of shares outstanding (year-to-date)	3,028,036,425	2,954,723,390

*Semi-annual financial results reports are exempt from review conducted by certified public accountants or an audit firm.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Semi-annual Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Semi-annual Consolidated Financial Statements	P. 5

(1) Semi-annual Consolidated Balance Sheets	P. 6
(2) Semi-annual Consolidated Statements of Income	P. 8
(3) Semi-annual Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P.10
(5) Significant Changes in Equity	P.11
(6) Changes in Accounting Policies	P.12
(7) Segment Information – Operating Segment	P.13

3. Supplementary Information	P.14

(1) Consolidated Statements of Income – Quarterly Comparatives	P.14
(2) Business Segment Information – Quarterly Comparatives	P.15
(3) Other	P.16

1.	Qualitative Information of the Semi-annual Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net revenue	716.7	937.8	30.9
Non-interest expenses	613.6	701.8	14.4

Income (loss) before income taxes	103.0	235.9	129.0
Income tax expense	41.6	66.8	60.7

Net income (loss)	61.5	169.1	175.2

Less: Net income (loss) attributable to noncontrolling interests	2.9	1.8	(37.5)

Net income (loss) attributable to NHI shareholders	58.6	167.3	185.7

Return on shareholders’ equity - annualized	3.6%	10.1%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 937.8 billion yen for the six months ended September 30, 2024, an increase of 30.9% from the same period in the prior year. Non-interest expenses increased by 14.4% from the same period in the prior year to 701.8 billion yen. Income before income taxes was 235.9 billion yen and net income attributable to NHI shareholders was 167.3 billion yen for the six months ended September 30, 2024.

 Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net revenue	718.3	939.8	30.8
Non-interest expenses	613.6	701.8	14.4

Income (loss) before income taxes	104.6	237.9	127.4

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2024 was 939.8 billion yen, an increase of 30.8% from the same period in the prior year. Non-interest expenses increased by 14.4% from the same period in the prior year to 701.8 billion yen. Income before income taxes increased by 127.4% to 237.9 billion yen for the six months ended September 30, 2024. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

Operating Results of Wealth Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net revenue	191.0	230.7	20.8
Non-interest expenses	139.0	143.1	3.0

Income (loss) before income taxes	52.0	87.5	68.4

Net revenue increased by 20.8% from the same period in the prior year to 230.7 billion yen. Non-interest expenses increased by 3.0% to 143.1 billion yen. As a result, income before income taxes increased by 68.4% to 87.5 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net revenue	71.6	103.8	44.8
Non-interest expenses	44.8	48.6	8.6

Income (loss) before income taxes	26.8	55.1	105.3

Net revenue increased by 44.8% from the same period in the prior year to 103.8 billion yen. Non-interest expenses increased by 8.6% to 48.6 billion yen. As a result, income before income taxes increased by 105.3% to 55.1 billion yen. Assets under management were 88.8 trillion yen as of September 30, 2024.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net revenue	394.9	508.2	28.7
Non-interest expenses	384.6	441.8	14.9

Income (loss) before income taxes	10.4	66.4	540.8

Net revenue increased by 28.7% from the same period in the prior year to 508.2 billion yen. Non-interest expenses increased by 14.9% to 441.8 billion yen. As a result, income before income taxes increased by 540.8% to 66.4 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net revenue	60.7	97.1	60.0
Non-interest expenses	45.3	68.3	50.8

Income (loss) before income taxes	15.4	28.9	87.0

Net revenue was 97.1 billion yen. Income before income taxes was 28.9 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2024 were 57,458.6 billion yen, an increase of 2,311.4 billion yen compared to March 31, 2024, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2024 were 54,062.2 billion yen, an increase of 2,363.6 billion yen compared to March 31, 2024, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2024 was 3,396.4 billion yen, a decrease of 52.1 billion yen compared to March 31, 2024.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Semi-annual Consolidated Financial Statements

The Semi-annual consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2024) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2024) for the year ended March 31, 2024, with the exception of matters described in (6) Changes in Accounting Policies.

(1) Semi-annual Consolidated Balance Sheets

	Millions of yen
	March 31, 2024	September 30, 2024	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,239,359	4,827,144	587,785
Time deposits	545,842	564,398	18,556
Deposits with stock exchanges and other segregated cash	369,770	398,736	28,966

Total cash and cash deposits	5,154,971	5,790,278	635,307

Loans and receivables:
Loans receivable	5,469,195	5,354,101	(115,094)
Receivables from customers	453,937	410,509	(43,428)
Receivables from other than customers	928,632	1,069,071	140,439
Allowance for credit losses	(18,047)	(16,624)	1,423

Total loans and receivables	6,833,717	6,817,057	(16,660)

Collateralized agreements:
Securities purchased under agreements to resell	15,621,132	15,256,239	(364,893)
Securities borrowed	5,373,663	4,943,857	(429,806)

Total collateralized agreements	20,994,795	20,200,096	(794,699)

Trading assets and private equity and debt investments:
Trading assets*	19,539,742	22,000,384	2,460,642
Private equity and debt investments*	117,066	134,647	17,581

Total trading assets and private equity and debt investments	19,656,808	22,135,031	2,478,223

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 529,605 million as of March 31, 2024 and ¥ 520,067 million as of September 30, 2024)	448,785	444,335	(4,450)
Non-trading debt securities*	335,401	331,717	(3,684)
Investments in equity securities*	105,088	95,746	(9,342)
Investments in and advances to affiliated companies*	462,017	479,406	17,389
Other	1,155,621	1,164,964	9,343

Total other assets	2,506,912	2,516,168	9,256

Total assets	55,147,203	57,458,630	2,311,427

*	Including securities pledged as collateral

Millions of yen
March 31, 2024	September 30, 2024	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,054,717	897,073	(157,644)
Payables and deposits:
Payables to customers	1,310,825	1,289,570	(21,255)
Payables to other than customers	2,823,100	3,042,016	218,916
Deposits received at banks	2,356,202	2,847,133	490,931

Total payables and deposits	6,490,127	7,178,719	688,592

Collateralized financing:
Securities sold under agreements to repurchase	16,870,303	17,929,483	1,059,180
Securities loaned	2,133,066	1,903,124	(229,942)
Other secured borrowings	393,206	406,326	13,120

Total collateralized financing	19,396,575	20,238,933	842,358

Trading liabilities	10,890,610	11,383,276	492,666
Other liabilities	1,414,546	1,315,745	(98,801)
Long-term borrowings	12,452,115	13,048,498	596,383

Total liabilities	51,698,690	54,062,244	2,363,554

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2024 and
3,163,562,601 shares as of September 30, 2024
Outstanding	-	2,970,755,160 shares as of March 31, 2024 and
2,955,024,538 shares as of September 30, 2024	594,493	594,493	—
Additional paid-in capital	708,785	683,561	(25,224)
Retained earnings	1,705,725	1,794,479	88,754
Accumulated other comprehensive income (loss)	459,984	372,729	(87,255)

Total NHI shareholders’ equity before treasury stock	3,468,987	3,445,262	(23,725)
Common stock held in treasury, at cost -
192,807,441 shares as of March 31, 2024 and
208,538,063 shares as of September 30, 2024	(118,798)	(144,501)	(25,703)

Total NHI shareholders’ equity	3,350,189	3,300,761	(49,428)

Noncontrolling interests	98,324	95,625	(2,699)

Total equity	3,448,513	3,396,386	(52,127)

Total liabilities and equity	55,147,203	57,458,630	2,311,427

(2) Semi-annual Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023(A)	September 30, 2024(B)
Revenue:
Commissions	171,692	204,113	18.9
Fees from investment banking	69,750	94,586	35.6
Asset management and portfolio service fees	148,473	184,181	24.1
Net gain on trading	232,176	279,705	20.5
Gain on private equity and debt investments	8,010	4,751	(40.7)
Interest and dividends	1,208,109	1,551,508	28.4
Gain (loss) on investments in equity securities	7,569	(1,112)	—
Other	60,274	141,719	135.1

Total revenue	1,906,053	2,459,451	29.0
Interest expense	1,189,380	1,521,682	27.9

Net revenue	716,673	937,769	30.9

Non-interest expenses:
Compensation and benefits	325,811	369,181	13.3
Commissions and floor brokerage	65,701	88,954	35.4
Information processing and communications	106,452	112,510	5.7
Occupancy and related depreciation	34,078	34,445	1.1
Business development expenses	11,540	12,553	8.8
Other	70,046	84,185	20.2

Total non-interest expenses	613,628	701,828	14.4

Income before income taxes	103,045	235,941	129.0
Income tax expense	41,578	66,802	60.7

Net income	61,467	169,139	175.2

Less: Net income attributable to noncontrolling interests	2,904	1,814	(37.5)

Net income attributable to NHI shareholders	58,563	167,325	185.7

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	19.34	56.63	192.8

Diluted-
Net income attributable to NHI shareholders per share	18.62	54.58	193.1

(3) Semi-annual Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023(A)	September 30, 2024(B)
Net income	61,467	169,139	175.2
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	174,096	(94,867)	—
Deferred income taxes	(1,293)	(1,380)	—

Total	172,803	(96,247)	—

Defined benefit pension plans:
Pension liability adjustment	993	(1,443)	—
Deferred income taxes	(224)	488	—

Total	769	(955)	—

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	—	(39)	—
Deferred income taxes	—	12	—

Total	—	(27)	—

Own Credit Adjustments:
Own Credit Adjustments	(62,963)	13,358	—
Deferred income taxes	14,734	(4,100)	—

Total	(48,229)	9,258	—

Total other comprehensive income (loss)	125,343	(87,971)	—

Comprehensive income	186,810	81,168	(56.6)
Less: Comprehensive income attributable to noncontrolling interests	4,139	1,098	(73.5)

Comprehensive income attributable to NHI shareholders	182,671	80,070	(56.2)

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2024
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	708,785
Stock-based compensation awards	(25,245)
Changes in ownership interests in subsidiaries	36
Changes in an affiliated company’s interests	(15)

Balance at end of period	683,561

Retained earnings
Balance at beginning of year	1,705,725
Net income attributable to NHI shareholders	167,325
Cash dividends	(67,966)
Loss on disposal of treasury stock	(10,605)

Balance at end of period	1,794,479

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	444,071
Net change during the period	(95,531)

Balance at end of period	348,540

Defined benefit pension plans
Balance at beginning of year	(19,512)
Pension liability adjustment	(955)

Balance at end of period	(20,467)

Non-trading debt securities
Balance at beginning of year	—
Net unrealized gain (loss) on non-trading debt securities	(27)

Balance at end of period	(27)

Own credit adjustments
Balance at beginning of year	35,425
Own credit adjustments	9,258

Balance at end of period	44,683

Balance at end of period	372,729

Common stock held in treasury
Balance at beginning of year	(118,798)
Repurchases of common stock	(58,827)
Sale of common stock	0
Common stock issued to employees	33,124

Balance at end of period	(144,501)

Total NHI shareholders’ equity

Balance at end of period	3,300,761

Noncontrolling interests
Balance at beginning of year	98,324
Net change during the period	(2,699)

Balance at end of period	95,625

Total equity

Balance at end of period	3,396,386

(6) Changes in Accounting Policies

Fair value measurement of equity securities subject to contractual sale restrictions

The Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) 2022-03 “Fair Value Measurement: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” in June 2022 which clarifies that a contractual restriction on the sale of an equity security is an entity-specific characteristic and therefore should not be considered in the fair value measurement of the equity security. The ASU also requires specific disclosures for equity securities subject to contractual sale restrictions. Nomura has applied this new accounting policy prospectively from April 1, 2024.

Voluntary change in accounting policy

Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Financial Accounting Standards Board Accounting Standards Codification 940 “Financial Services — Brokers and Dealers” (“ASC 940”) is applied to the Company and its consolidated subsidiaries. For the year ended March 31, 2024 and in prior financial years, Nomura applied ASC 940 on a consolidated basis to all entities included within the consolidated financial statements of Nomura. Effective from April 1, 2024, the Company and consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.

This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “Investments—Debt Securities”. Non-trading debt securities classified as HTM are securities that a non-BD entity has both the ability and the intent to hold until maturity and are carried at amortized cost, while non-trading debt securities classified as AFS are carried at fair value with changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss) and in the consolidated balance sheets, net of applicable income taxes within Accumulated other comprehensive income (loss), a component of NHI shareholders’ equity.

As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.

As part of this accounting policy change, existing loans for trading purposes and non-trading debt securities held by non-BD entities have been elected for the fair value option on April 1, 2024 and therefore continue to be measured at fair value through earnings. A similar election has been made for subsequent originations or purchases of loans held for trading purposes through to September 30, 2024. Such loans continue to be reported in Trading assets in the consolidated balance sheets with changes in fair value reported in Revenue - Net gain on trading in the consolidated statements of income. Similarly, non-trading debt securities held by non-BD entities elected for the fair value option continue to be reported in Non-trading debt securities in the consolidated balance sheets which changed in fair value reported in Revenue – Other in the consolidated statements of income.

Following the accounting policy change, fair value changes of non-trading debt securities acquired on or after April 1, 2024 and classified as HTM or AFS by non-BD entities are not recognized through earnings, unless an impairment loss is recognized.

(7) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net revenue

Business segment information:
Wealth Management	190,982	230,667	20.8
Investment Management	71,636	103,757	44.8
Wholesale	394,937	508,227	28.7

Subtotal	657,555	842,651	28.1
Other	60,708	97,111	60.0

Net revenue	718,263	939,762	30.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)	—

Net revenue	716,673	937,769	30.9

Non-interest expenses

Business segment information:
Wealth Management	138,990	143,120	3.0
Investment Management	44,794	48,643	8.6
Wholesale	384,572	441,812	14.9

Subtotal	568,356	633,575	11.5
Other	45,272	68,253	50.8

Non-interest expenses	613,628	701,828	14.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	613,628	701,828	14.4

Income (loss) before income taxes

Business segment information:
Wealth Management	51,992	87,547	68.4
Investment Management	26,842	55,114	105.3
Wholesale	10,365	66,415	540.8

Subtotal	89,199	209,076	134.4
Other*	15,436	28,858	87.0

Income (loss) before income taxes	104,635	237,934	127.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)	—

Income (loss) before income taxes	103,045	235,941	129.0

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net gain (loss) related to economic hedging transactions	(5,511)	(1,027)	—
Realized gain (loss) on investments in equity securities held for operating purposes	8,217	496	(94.0)
Equity in earnings of affiliates	22,731	26,351	15.9
Corporate items	3,322	187	(94.4)
Other	(13,323)	2,851	—

Total	15,436	28,858	87.0

Note) The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2024
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024(A)	September 30, 2024(B)	(B-A)/(A)
Revenue:
Commissions	82,770	88,922	85,718	106,685	102,750	101,363	(1.3)	364,095
Fees from investment banking	31,146	38,604	55,229	48,286	41,251	53,335	29.3	173,265
Asset management and portfolio service fees	71,807	76,666	77,496	84,185	90,333	93,848	3.9	310,154
Net gain on trading	115,563	116,613	125,069	134,366	131,994	147,711	11.9	491,611
Gain on private equity and debt investments	6,887	1,123	1,882	1,985	3,153	1,598	(49.3)	11,877
Interest and dividends	549,651	658,458	686,300	726,447	788,550	762,958	(3.2)	2,620,856
Gain (loss) on investments in equity securities	4,777	2,792	(3,350)	5,393	1,442	(2,554)	—	9,612
Other	30,752	29,522	52,143	63,407	58,412	83,307	42.6	175,824

Total revenue	893,353	1,012,700	1,080,487	1,170,754	1,217,885	1,241,566	1.9	4,157,294
Interest expense	544,440	644,940	680,262	725,652	763,443	758,239	(0.7)	2,595,294

Net revenue	348,913	367,760	400,225	445,102	454,442	483,327	6.4	1,562,000

Non-interest expenses:
Compensation and benefits	158,673	167,138	170,629	177,083	184,510	184,671	0.1	673,523
Commissions and floor brokerage	31,365	34,336	34,315	37,312	43,629	45,325	3.9	137,328
Information processing and communications	52,836	53,616	54,342	56,332	55,769	56,741	1.7	217,126
Occupancy and related depreciation	16,601	17,477	16,806	17,814	17,635	16,810	(4.7)	68,698
Business development expenses	6,144	5,396	6,157	6,539	6,572	5,981	(9.0)	24,236
Other	36,984	33,062	39,265	57,928	43,396	40,789	(6.0)	167,239

Total non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	(0.3)	1,288,150

Income before income taxes	46,310	56,735	78,711	92,094	102,931	133,010	29.2	273,850
Income tax expense	20,428	21,150	26,573	28,479	31,498	35,304	12.1	96,630

Net income	25,882	35,585	52,138	63,615	71,433	97,706	36.8	177,220

Less: Net income (loss) attributable to noncontrolling interests	2,551	353	1,588	6,865	2,495	(681)	—	11,357

Net income attributable to NHI shareholders	23,331	35,232	50,550	56,750	68,938	98,387	42.7	165,863

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	7.71	11.61	16.77	18.92	23.33	33.30	42.7	54.97

Diluted-
Net income attributable to NHI shareholders per share	7.40	11.21	16.10	18.02	22.36	32.26	44.3	52.69

(2) Business Segment Information – Quarterly Comparatives

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024(A)	September 30, 2024(B)	(B-A)/(A)	March 31, 2024
Net revenue

Business segment information:
Wealth Management	92,050	98,932	102,625	108,754	113,963	116,704	2.4	402,361
Investment Management	26,525	45,111	38,946	43,561	47,670	56,087	17.7	154,143
Wholesale	190,850	204,087	216,996	254,214	244,846	263,381	7.6	866,147

Subtotal	309,425	348,130	358,567	406,529	406,479	436,172	7.3	1,422,651
Other	43,755	16,953	54,620	34,362	46,724	50,387	7.8	149,690

Net revenue	353,180	365,083	413,187	440,891	453,203	486,559	7.4	1,572,341

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(3,232)	—	(10,341)

Net revenue	348,913	367,760	400,225	445,102	454,442	483,327	6.4	1,562,000

Non-interest expenses

Business segment information:
Wealth Management	69,103	69,887	70,698	69,994	71,705	71,415	(0.4)	279,682
Investment Management	22,898	21,896	23,350	25,801	24,491	24,152	(1.4)	93,945
Wholesale	188,749	195,823	194,026	233,638	223,725	218,087	(2.5)	812,236

Subtotal	280,750	287,606	288,074	329,433	319,921	313,654	(2.0)	1,185,863
Other	21,853	23,419	33,440	23,575	31,590	36,663	16.1	102,287

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	(0.3)	1,288,150

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	(0.3)	1,288,150

Income (loss) before income taxes

Business segment information:
Wealth Management	22,947	29,045	31,927	38,760	42,258	45,289	7.2	122,679
Investment Management	3,627	23,215	15,596	17,760	23,179	31,935	37.8	60,198
Wholesale	2,101	8,264	22,970	20,576	21,121	45,294	114.5	53,911

Subtotal	28,675	60,524	70,493	77,096	86,558	122,518	41.5	236,788
Other*	21,902	(6,466)	21,180	10,787	15,134	13,724	(9.3)	47,403

Income (loss) before income taxes	50,577	54,058	91,673	87,883	101,692	136,242	34.0	284,191

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(3,232)	—	(10,341)

Income (loss) before income taxes	46,310	56,735	78,711	92,094	102,931	133,010	29.2	273,850

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2024
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024(A)	September 30, 2024(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	3,394	(8,905)	7,575	(43)	(2,853)	1,826	—	2,021
Realized gain (loss) on investments in equity securities held for operating purposes	8,191	26	11,762	1,048	—	496	—	21,027
Equity in earnings of affiliates	13,718	9,013	8,830	14,859	14,800	11,551	(22.0)	46,420
Corporate items	1,942	1,380	(6,459)	(8,860)	5,519	(5,332)	—	(11,997)
Other	(5,343)	(7,980)	(528)	3,783	(2,332)	5,183	—	(10,068)

Total	21,902	(6,466)	21,180	10,787	15,134	13,724	(9.3)	47,403

Note)	The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2025_2q.pdf